Filed by Diversified Healthcare Trust

Commission File No. 001-15319

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Diversified Healthcare Trust

Commission File No. 001-15319

Date: May 9, 2023

The following is the script for an earnings conference call of Diversified Healthcare Trust (“DHC”) hosted by Jennifer F. Francis, President and Chief Executive Officer of DHC, and Richard W. Siedel, Jr., Chief Financial Officer and Treasurer of DHC, on May 9, 2023.

Diversified Healthcare Trust

First Quarter 2023 Results - Investor Conference Call Script

Tuesday, May 9, 2023 at 11:00 AM

Operator:

Good morning and welcome to the Diversified Healthcare Trust conference call. [Operator instructions.] At this time for opening remarks and introductions, I would like to turn the call over to Melissa McCarthy, Manager of Investor Relations.

Melissa McCarthy:

Good morning, and welcome to Diversified Healthcare Trust’s call covering the first quarter 2023 results. Joining me on today’s call are Jennifer Francis, President and Chief Executive Officer, and Rick Siedel, Chief Financial Officer and Treasurer.

Today's call includes a presentation by management, followed by a question-and-answer session. I would like to note that the recording and retransmission of today's conference call are strictly prohibited without the prior written consent of the company.

Today's conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based upon DHC's beliefs and expectations as of today, Tuesday, May 9th, 2023. The Company undertakes no obligation to revise or publicly release the results of any revision to the forward-looking statements made in today's conference call, other than through filings with the Securities and Exchange Commission, or SEC.

In addition, this call may contain non-GAAP numbers, including normalized funds from operations, or Normalized FFO, EBITDA, net operating income, or NOI, and cash basis net operating income, or Cash Basis NOI. Reconciliations of net income or loss to these non-GAAP figures are available in our financial results package, which can be found on our website at www.dhcreit.com. Actual results may differ materially from those projected in any forward-looking statements. Additional information concerning factors that could cause those differences is contained in our filings with the SEC. Investors are cautioned not to place undue reliance upon any forward-looking statements.

On today’s call we will be discussing the planned merger with Office Properties Income Trust in our prepared remarks. We have not yet filed a preliminary joint proxy and registration statement with the SEC and therefore will not be taking questions about the merger.

Now, I'd like to turn the call over to Jennifer.

Jennifer Francis:

Thank you, Melissa, and good morning. Thank you for joining us on today’s first quarter 2023 conference call. I would like to begin by highlighting the enhanced earnings release format that we issued last night. We believe this combined presentation of information will be helpful for analysts and investors to efficiently digest information about our company and results.

Before I review DHC’s performance for the first quarter of 2023, I will discuss our recently announced merger with Office Properties Income Trust, or OPI.

DHC is facing a number of short-term challenges. While we have been encouraged to see the turnaround in our senior housing operating portfolio begin to materialize, the recovery has not occurred fast enough to address several concerns.

a.	First, due to our debt covenants, we are restricted from issuing or refinancing debt. Without the financial flexibility afforded by the merger, we do not expect to be in compliance with these debt covenants before $700 million of debt comes due in 2024.

b.	Second, to ensure the successful turnaround of the communities in our SHOP segment and to realize its long-term value potential, additional investment is needed. Standalone, DHC has insufficient liquidity to continue to fund this critical capital.

c.	And third, due to these capital constraints, we do not believe we would be in a position to increase DHC’s current annual dividend of $0.04 per share until 2025.

The merger with OPI addresses all of these challenges, and benefits DHC both financially and strategically. Following the completion of the merger, the combined company will immediately be in compliance with debt covenants, and will have greater scale and diversity with access to multiple capital sources to fund the business and address upcoming debt maturities. The merger is immediately accretive to our leverage, as well as Normalized FFO and CAD. In addition, the pro rata annual dividend represents a 267% immediate increase for DHC shareholders.

Strategically, the merger provides the necessary liquidity to continue with the capital deployment strategy needed to fund the SHOP turn-around underway.

Not only does this mutually beneficial combination address the near-term challenges in our business, it also provides more long-term growth opportunity for OPI as it navigates continued headwinds facing its traditional office portfolio. DHC shareholders will benefit from that upside as well.

By creating a stronger, more diversified REIT with a broad portfolio and defensive tenant base, we believe the merger will unlock significant long-term growth potential and value creation opportunities. We continue to expect the transaction to close in the third quarter of 2023.

And while we are focused on completing this mutually beneficial combination, we are continuing to take steps to increase operating efficiencies in the communities in our SHOP segment and improve our bottom-line so that we enter the combination from a position of operational strength. With that, I’ll move to DHC’s first quarter results.

After market close yesterday, DHC reported Normalized FFO of 5 cents per share for the first quarter. The year-over-year and sequential improvement in normalized FFO from negative 9 cents per share and 3 cents per share, respectively, was driven by several positive trends in our SHOP segment during the first quarter:

The first positive trend is the continuing occupancy recovery. Our SHOP occupancy increased 390 basis points, year-over-year, to 76.9% and SHOP NOI increased by $17.1 million in the same period. We exceeded the NIC benchmark for occupancy growth by 30 basis points during what is a generally considered a seasonably weak quarter. New supply continues to be muted from pandemic-related slowdowns, and construction starts have been held in check by high construction costs and the limited availability of financing, which should continue to support our SHOP recovery, as should our operators continued focus on marketing and sales training.

The second positive trend is NOI margin growth. Our SHOP segment’s margins increased by 610 basis points over Q1 2022, and 330 basis points sequentially, as operating efficiencies drove more incremental revenue to the bottom line.

The third positive trend is the decrease in contract labor expenses. There has been a clear reduction in agency labor costs, as our operators have been effective in decreasing the use of agency labor by about 50% from last quarter, to the lowest levels since Q2 2021. In fact, in some markets our operators are reporting the cost gap between agency and in-house staffing is narrowing, so that agency use, when needed, is less cost prohibitive than it’s been in the past few years.

Turning to our office portfolio segment…

Before I discuss this segment’s results, I want to acknowledge the recent publication of The RMR Group's Annual Sustainability Report, which provides a comprehensive overview of our manager’s commitment to long-term ESG goals. We are deeply committed to enhancing DHC's corporate sustainability practices and continue to advance our sustainability initiatives. You can find links to the report and a tear sheet specific to DHC's highlights on our website at dhcreit.com.

On to the results:

Rental income for our same property office portfolio segment increased 3.1%, and Cash Basis NOI increased 7.7%, compared to the first quarter of last year.

For leasing activity in our office portfolio, we executed 72,000 square feet of new and renewal leases in the quarter with average roll-up in rents of 17.9% and a weighted average lease term of 8.9 years.

We ended the quarter at 90.1% occupancy in our same property office portfolio segment and had a leasing pipeline of just under one million square feet at quarter end, roughly in line with our pipeline in the fourth quarter. We have close to 530,000 square feet of transactions, or 53% of our pipeline, where leases have been signed subsequent to quarter-end or are in Letter of Intent stage, with leases being negotiated.

I’d like to provide a quick update on our wellness centers, which accounted for 6.7% of our first quarter NOI. As a reminder, in January, we terminated the leases for three wellness centers located in Tampa, Atlanta and the suburban Washington, D.C. area. Since then, we have signed leases for all three locations, two for 20 years with an existing tenant, Lifetime Athletics for the clubs in Atlanta and Tampa, and one 15 year lease with a strong regional wellness club operator at the suburban D.C. property. We’re encouraged that this portfolio was quickly stabilized, a testament to The RMR Group’s strong tenant relationship management and our well-located properties.

Now, I’d also like to address information that was included in our financial results package and Form10-Q filed yesterday. As I have stated a few times, the SHOP recovery is underway, but it has not been happening fast enough. Current conditions raise substantial doubt about our company’s ability to continue as a going concern as a standalone company. Rick will go into more detail on our cash and balance sheet position shortly, but based on our current cash balance and projected cash needs for the next twelve months, we need to take action to fund our operating and capital requirements and meet our debt obligations. This is another reason why the merger with OPI will benefit DHC.

… I’ll now turn the call over to Rick, who will provide more detail on our financial results.

Rick?

Rick Siedel:

Thanks, Jennifer, and good morning, everyone.

For the first quarter, we reported Normalized FFO of $12.5 million, or 5 cents per share. Normalized FFO improved $34.4 million from the first quarter of 2022 and Adjusted EBITDA increased $23.8 million, or 61%, to $62.7 million.

Our consolidated Cash Basis NOI increased $16.8 million, or 42%, from the first quarter last year to approximately $57 million.

This increase was attributable to significant improvements in our SHOP segment, resulting in an increase of $17.1 million of Cash Basis NOI. We had previously said that many of our communities were getting to occupancy levels where we expected to see margin expansion as they bring in additional residents and are better able to leverage fixed costs, and we are beginning to see that.

Occupancy in our SHOP segment increased 390 basis points since the first quarter of last year and 60 basis points since the fourth quarter of 2022. Our operators were also able to increase average monthly rates 8.2% from the first quarter of 2022 and 6% from the fourth quarter. These increases in occupancy and rates translated to a 13.9% year over year increase in SHOP revenues, while property operating expenses increased just 6.9% and margin improved 610 basis points.

For the first quarter, 128 of our communities produced positive NOI of $31.3 million, an improvement from last quarter when we had 111 communities with positive NOI. These communities had an average occupancy of 83.3% during the first quarter and an average margin of 17%. Further, 74 of these 128 positive NOI communities had occupancies below 90% and margins of just 14%, which we believe illustrates that there is still considerable room for financial improvement in these communities that are on the path toward stabilization.

The remaining 102 communities produced negative NOI of $13.5 million, with average occupancy of 66.1% for the first quarter, which was an improvement from the fourth quarter when we had 119 communities that generated $18.7 million of negative NOI. 67 communities were under 75% occupied. These communities will continue to focus on occupancy, rate, and expense control as part of their business plan.

Interest expense was $47.8 million for the first quarter, representing a 16.4% reduction from a year ago, attributable to the $500 million prepayment of 9.75% Senior Notes in June 2022 and the repayments of our credit facility totaling $250 million during the quarter. As a reminder, in February, we amended our credit facility and reduced the size of the facility in exchange for continued covenant relief. The weighted average interest rate on our credit facility was 7.6% during the first quarter, compared to 2.9% a year ago.

As of March 31, 2023, DHC had approximately $382.7 million of cash and restricted cash.

We are encouraged that our SHOP segment is beginning to improve but the recovery has not been fast enough. As Jennifer noted, as of today, we have $700 million of debt maturing in the next 12 months and our debt incurrence covenants prevent us from refinancing or issuing new debt.

In April, we announced a plan to merge with OPI, but we cannot provide assurance that the merger will close. If the merger does not close, we will be forced to defer capital investment in our portfolio which will substantially delay the turn-around of our SHOP segment and we will look to raise additional capital, but we are limited in the financings we may seek as we cannot incur any debt. Due to capital market conditions, as of today, we do not believe it is probable that we will raise sufficient capital to alleviate the substantial doubt about our ability to continue as a going concern.

However, the merger with OPI will result in a combined company that will immediately be in compliance with all financial covenants and be able to refinance debt. The merger will be immediately accretive to DHC FFO and provide shareholders with an annualized dividend of $1.00 per combined company share. We are actively working toward closing the merger and remain committed to executing our business plan to create long-term value. We are confident that the merger with OPI will provide the necessary liquidity and financial flexibility to address all near-term debt maturities and better position us for long-term growth.

That concludes our prepared remarks, Operator, please open the line for questions.

[Question and Answer Section Omitted]

Operator:

And I would like to remind you, if you would like to pose a question, please press star, 1. At this point we are concluding our question and answer session and I would like to turn the conference back over to Jennifer Francis, President and Chief Executive Officer for some closing remarks, go ahead.

Jennifer Francis:

Thank you all for joining our call today. Operator, that concludes our call. We look forward to seeing many of you at the B. Riley Conference in May and NAREIT in June.

Operator:

The conference has now concluded, thank you for attending today’s presentation. You may now disconnect.

[End]

Warning Concerning Forward-Looking Statements

This transcript contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Also, whenever Diversified Healthcare Trust (Nasdaq: DHC), or DHC, and Office Properties Income Trust (Nasdaq: OPI), or OPI, use words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, they are making forward-looking statements. These forward-looking statements are based upon DHC’s and OPI’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by DHC’s and OPI’s forward-looking statements as a result of various factors, which include those that are detailed in each of DHC’s and OPI’s periodic reports and subsequent filings with the Securities and Exchange Commission, or the SEC.

You should not place undue reliance upon any forward-looking statements. Except as required by law, DHC and OPI do not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Important Additional Information About the Transaction

In connection with the proposed merger, OPI intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary prospectus and related materials to register OPI’s common shares of beneficial interest, $.01 par value per share, to be issued in the merger. DHC and OPI intend to file a joint proxy statement/prospectus and other documents concerning the merger with the SEC. The proposed transaction involving DHC and OPI will be submitted to DHC’s and OPI’s shareholders for their consideration. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DHC, OPI AND THE MERGER. When available, the relevant portions of the joint proxy statement/prospectus will be mailed to DHC’s and OPI’s shareholders. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Additional copies of documents filed by DHC with the SEC may be obtained for free on DHC’s Investor Relations website at www.dhcreit.com/investors or by contacting the DHC Investor Relations department at 1-617-796-8234.

In addition to the registration statement and joint proxy statement/prospectus expected to be filed, DHC files annual, quarterly and current reports and other information with the SEC. DHC’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This transcript shall not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval in any jurisdiction with respect to the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

DHC and certain of its trustees and executive officers, OPI and certain of its trustees and executive officers, and The RMR Group LLC, the manager of DHC and OPI, and its parent and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from DHC’s and OPI’s shareholders in connection with the merger. Certain information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of DHC’s and OPI’s shareholders in connection with the merger and a description of their direct and indirect interests will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information about DHC’s trustees and executive officers is included in the proxy statement for DHC’s 2023 annual meeting of shareholders, which was filed with the SEC on April 20, 2023. Information about OPI’s trustees and executive officers is included in the proxy statement for OPI’s 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.